[Hypercom Letterhead]
December 1, 2010

Via EDGAR and by courier

Mark P. Shuman
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C.  20549

RE:	Hypercom Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 12, 2010

File No. 001-13521

Dear Mr. Shuman:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated November 4, 2010, to Hypercom Corporation (the “Company,” “we,” “our,” or “us”) regarding its Form 10-K for the Fiscal Year Ended December 31, 2009 filed on March 12, 2010, File No. 001-13521 (“2009 10-K”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Certain Relationships and Related Transactions, page 45

Staff Comment:

1.           You advise in response to prior comment 6 that you have now determined that your director Mr. Geeslin did not have a material director or indirect interest in the commercial dealings between Francisco Partners and the company since the beginning of fiscal 2009, notwithstanding his position as a member and manager of the ultimate general party of the counterparties in such transactions. Accordingly, you advise that you believe no Item 404(a) disclosure is required with respect to such transactions. Please provide us with additional information and analysis so that we may understand better how you reached this materiality conclusion. In particular, please address the following:

Securities and Exchange Commission
December 1, 2010

• Tell us how you determined that the transactions with the affiliates of Francisco Partners "were entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party."

• Address whether the parties) performance of their respective obligations under the credit agreement and related agreements since the beginning of your 2009 fiscal year (as distinct from the parties' entry into such agreement)has been on terms no less favorable to the company than arms-length performance.

• Tell us why you believe it is appropriate to consider only the amount of interest on the loan that was converted into principal, and the principal reduction paid by the company, from January 1, 2009 to the present (for a total of $20.1 million), instead of the total amount of the loan obligation (the fair value of which you indicate was approximately $56 million as of December 31, 2009 on page 81 of your Form 10-K), in assessing the approximate dollar value of the amount involved in the transaction.

• Further, explain how you concluded that the $20.1 million in converted interest and principal reduction payments is not material to the company, given that this amount appears to represent greater than 9% of your total liabilities and 22% of your total stockholders' equity as of December 31, 2009.

• Explain also why you believe it is appropriate to consider Mr. Geeslin's interest only in the converted interest and principal reduction payments during the period (which you indicate amounts to $33,000 in the aggregate), instead of his interest in the total outstanding amount of the loan, when assessing his interest in the transaction.

• In addition, describe more fully, and quantify as a percentage if applicable, Mr. Geeslin's ultimate participatory interest in the transactions, as a member and manager of the ultimate general partner of the Francisco Partners affiliates that are counterparties to the transactions with the company, or otherwise.

Company Response:

In response to the Staff’s questions, we note that:

•
when the transactions with Francisco Partners and its affiliates (collectively, “FP”) were entered into (the “FP Loan Arrangement”), FP was an unaffiliated third party with no prior relationship with the Company;

•
performance of the terms of the FP Loan Arrangement, negotiated at arms’ length, by definition has been arms’ length (we note that the Company has paid down some principal, in light of the relatively high interest rate on this debt, and such pre-payments were approved by our independent directors);

Securities and Exchange Commission
December 1, 2010

•	for the period in question, we believe the amount of capitalized interest and reduction in principal were the relevant factors for analysis;

•
on the basis of the Company’s overall balance sheet and value, the Company does not believe $20.1 million in payments is material to the Company (the Company recently agreed to be sold to VeriFone Systems, Inc. for $485 million in enterprise value, so the $20.1 million was only roughly 4% of value);

•	we are advised that Mr. Geeslin’s aggregate economic interest in the FP entity is roughly 0.1667%; and

•	even if Mr. Geeslin’s interest in the principal were taken into account, this would total only approximately $125,000.

 Notwithstanding this analysis, rather than contesting this issue further, and without admitting the materiality of Mr. Geeslin’s interest in the FP Loan Arrangement, we have included in a Form 10-K amendment filed on December 1, 2010 information consistent with Item 404(a) of Regulation S-K as interpreted by the Staff via the comment letter process.

Staff Comment:

2.           We again refer to your response to prior comment 6. You state that Mr. Geeslin’s $33,000 interest in the transactions is below the $50,000 threshold for being defined as an “Interested Transaction" under your related party transaction policy. However, disclosure on page 45 of your proxy statement states that your policy defines an "Interested Transaction" as one in which "the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year" (among other criteria). The definition appears to refer to the total amount involved in the transaction, not only the amount of the related party’s interest therein. Please advise and revise your disclosure to clarify, if necessary.

Company Response:

As noted in our response above, we have amended our Form 10-K for fiscal 2009 to characterize the FP Loan Arrangement as an Interested Transaction and provide additional details with respect thereto. We respectfully submit that we will add a paragraph regarding the FP Loan Arrangement under the heading “Certain Relationships and Related Transactions” in our Annual Report on Form 10-K for fiscal 2010, or, if applicable, as incorporated by reference from the information contained in our Definitive Proxy Statement on Schedule 14A with respect to our 2011 Annual Meeting of Stockholders (filed with the SEC no later than 120 days following our fiscal year end). Any amendments, modifications, pre-payments, or other similar matters relating to the FP Loan Arrangement are within the definition of an Interested Transaction and subject to review and approval under our policy.

*           *           *           *

Securities and Exchange Commission
December 1, 2010

         If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 642-5055.

Sincerely,

Hypercom Corporation

/s/ Douglas J. Reich

Douglas J. Reich
Senior Vice President, General Counsel, Chief
Compliance Officer and Corporate Secretary

cc:           Tamara Tangen, Division of Corporation Finance
Katherine Wray, Division of Corporation Finance
Philippe Tartavull
Thomas B. Sabol
Shawn C. Rathje
DLA Piper LLP (US)
Steven D. Pidgeon, Esq. (via e-mail:  steven.pidgeon@dlapiper.com)
Nicole L. Campbell, Esq. (via e-mail:  nicole.campbell@dlapiper.com)